Exhibit 99.1
Dear fellow shareholder:
As you may know, we announced yesterday that RiskMetrics Group, one of the nation’s leading proxy advisory services, has recommended that shareholders NOT support the nominees put forward by dissident shareholder Discovery Group at the Company’s annual meeting of shareholders on March 11, 2009.
RiskMetrics (formerly Institutional Shareholder Services Inc., or ISS) met with representatives of both the Company and the dissident shareholder Discovery Group.  After hearing all the arguments advanced by both parties, RiskMetrics concluded that, since I was appointed CEO in March 2006, Tier has outperformed its peers in terms of total shareholder return (“TSR”) and has brought its ratio of SG&A to revenue into line with the peer group.
RiskMetrics stated,
          “...based on Tier’s TSR and operating cost metrics, we do not believe that dissidents have made a valid case for change at the board level.”
We are very pleased with the analysis of RiskMetrics and we believe the most effective way to continue this progress is to elect the entire Tier Board slate.  We also have demonstrated we believe in shareholder representation and have left two board seats vacant for shareholder nominees, which is proportional to the dissidents’ combined ownership.
I have attached a copy of our press release that we issued after the market closed yesterday.
I personally appreciate the time you have given to me and other members of management to present our perspective on this matter.  I urge you to vote for the entire Tier Board slate using the GOLD proxy card.  If you have any questions, please contact me personally, or our CFO Ron Johnston at +1.571. 382.1333.
Best regards,
Ron Rossetti
Ronald J. Rossetti
Chairman and Chief Executive Officer
Tier Technologies, Inc.
+1.571.382.1028
rrossetti@tier.com

RISKMETRICS GROUP RECOMMENDS THAT TIER TECHNOLOGIES
SHAREHOLDERS REJECT DISCOVERY GROUP’S DISSIDENT NOMINEES
RiskMetrics concludes that dissidents have not made a valid case for change and recommends that shareholders use Tier’s GOLD proxy card
Tier recommends that shareholders vote FOR each of the Company’s nominees
     RESTON, VA — March 3, 2009 — Tier Technologies, Inc. (NASDAQ:TIER) today announced that RiskMetrics Group, one of the nation’s leading proxy advisory services, has recommended that shareholders NOT support the nominees put forward by dissident shareholder Discovery Group at the Company’s annual meeting of shareholders on March 11, 2009.
     RiskMetrics (formerly Institutional Shareholder Services Inc., or ISS) met with representatives of both the Company and the dissident shareholder Discovery Group. After hearing all the arguments advanced by both parties, RiskMetrics concluded that, since the appointment of Ronald Rossetti as CEO in March 2006, Tier has outperformed its peers in terms of total shareholder return (“TSR”) and has brought its ratio of SG&A to revenue into line with the peer group. RiskMetrics stated, “based on Tier’s TSR and operating cost metrics, we do not believe that dissidents have made a valid case for change at the board level.” RiskMetrics recommended that shareholders vote on the Company’s GOLD proxy card FOR the election of Charles W. Berger, John J. Delucca, Philip G. Heasley, David A. Poe, and Ronald L. Rossetti, and that shareholders withhold from Morgan P. Guenther and Samuel Cabot III. In endorsing these nominees, RiskMetrics recommended that shareholders DO NOT VOTE on the WHITE proxy card sent by Discovery Group.
     Ronald L. Rossetti, Tier’s CEO, said, “We are extremely pleased that RiskMetrics, the country’s leading independent proxy advisory firm, has recognized the strengths of our board nominees, who have the experience and understanding of our business to continue building shareholder value. Under the guidance of our current Board nominees, the Company implemented a restructuring plan that has protected stockholder value and positioned the Company well to capitalize on the large and growing electronic payments opportunity in future years.”
     “RiskMetrics agreed that Tier has outperformed various peer groups since my appointment as CEO. In addition, they shared the Board’s view that the dissidents have not made a valid case for change at the board level. We believe the most effective way to continue this progress is to elect the entire Tier Board slate. We also have demonstrated we believe in shareholder representation and have left two board seats vacant for shareholder nominees, which is proportional to the dissidents’ combined ownership,” concluded Mr. Rossetti.
     The Company urges all shareholders to vote FOR all of the Company’s nominees by voting the GOLD proxy card today. For more information and voting instructions, Tier shareholders should call the Company’s proxy solicitor, Laurel Hill Advisory Group, toll-free at (888) 742-1305.

About Tier Technologies, Inc.
     Tier Technologies, Inc. provides federal, state and local government and other public sector clients with electronic payments solutions and other transaction processing services. Headquartered in Reston, Virginia, Tier Technologies serves over 3,300 electronic payments clients throughout the United States, including federal, state, and local governments, educational institutions, utilities and commercial clients. Through its subsidiary, Official Payments Corp., Tier delivers payments solutions for a wide range of markets. For more information, see www.tier.com and www.officialpayments.com.
     Statements made in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Tier undertakes no obligation to update any such forward-looking statements. Each of these statements is made as of the date hereof based only on current information and expectations that are inherently subject to change and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including, but not limited to: the impact of governmental investigations; the potential loss of funding by clients, including due to government budget shortfalls or revisions to mandated statutes; the timing, initiation, completion, renewal, extension or early termination of client projects; the Company’s ability to realize revenues from its business development opportunities; the timing and completion of the divestment of the Company’s non-core assets; and unanticipated claims as a result of project performance, including due to the failure of software providers or subcontractors to satisfactorily complete engagements. For a discussion of these and other factors which may cause our actual events or results to differ from those projected, please refer to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2008, as amended on January 28, 2009, filed with the SEC.
Important Information
     Tier Technologies, Inc. has filed with the SEC and furnished to its stockholders a Definitive Proxy Statement in connection with its 2009 Annual Meeting, and advises its security holders to read the Proxy Statement because it contains important information. Security holders may obtain a free copy of the Proxy Statement and other documents (when available) that Tier files with the SEC at the SEC’s website at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from Tier by directing a request to Tier Technologies, Inc., Attn: Corporate Secretary, Keith Omsberg, 10780 Parkridge Blvd., 4th Floor, Reston, VA 20191.
Certain Information Concerning Participants
     Tier, its directors and named executive officers may be deemed to be participants in the solicitation of Tier’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Tier’s Annual Report on Form 10-K for the year ended September 30, 2008, as amended on January 28, 2009, and its Definitive Proxy Statement for the 2009 Annual Meeting, each of which is on file with the SEC. To the extent there have been changes in Tier’s directors and executive officers, such changes have been or will be reported on Current Reports on Form 8-K filed with the SEC. To the extent holdings of Tier securities have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.